Filed by BB&T Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: SunTrust Banks, Inc.

Commission File No.: 001-08918

Date: April 25, 2019

BB&T	News Release BB&T Corporation
Corporate Communications 2400 Reynolda Road Winston-Salem, N.C. 27106

APRIL 25, 2019

FOR IMMEDIATE RELEASE

Contacts:
Brian Davis	David White
Senior Vice President	Vice President
BB&T Corporate	BB&T Corporate
Communications	Communications
Contact via email	Contact via email

BB&T and SunTrust CEOs Discuss Merger of Equals

Remarks delivered at Joint Meeting of Federal Reserve Board and the Federal Deposit Insurance Corporation

CHARLOTTE, N.C., April 25, 2019 – BB&T Chairman & Chief Executive Officer Kelly S. King and SunTrust Chairman & Chief Executive Officer William H. Rogers, Jr., today spoke at a joint public meeting of the Federal Reserve Board and the Federal Deposit Insurance Corporation on the proposed merger of equals between BB&T Corporation (NYSE: BBT) and SunTrust Banks, Inc. (NYSE: STI). They were joined by BB&T Director of Corporate Social Responsibility and Community Reinvestment Sharon Jeffries-Jones and SunTrust Enterprise Community Reinvestment Officer Lynette Bell.

Both CEOs and CRA leads shared information relating to the benefits of the proposed merger of equals for clients and communities, along with a summary of both institutions’ strong performance under the Community Reinvestment Act (CRA). The full transcript of remarks delivered by King and Jeffries-Jones are available at ThePremierFinancialInstitution.com.

About BB&T

BB&T is one of the largest financial services holding companies in the U.S. with $227.7 billion in assets and market capitalization of approximately $35.6 billion as of March 31, 2019. Building on a long tradition of excellence in community banking, BB&T offers a wide range of financial services including retail and commercial banking, investments, insurance, wealth management, asset management, mortgage, corporate banking, capital markets and specialized lending. Based in Winston-Salem, N.C., BB&T operates more than 1,800 financial centers in 15 states and

Washington, D.C. and is consistently recognized for outstanding client service by Greenwich Associates for small business and middle market banking. More information about BB&T and its full line of products and services is available at BBT.com.

Cautionary Note Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, business plans and the future performance of BB&T and SunTrust. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects,” “could,” “may,” “should,” “will” or other similar words and expressions are intended to identify these forward-looking statements. These forward-looking statements are based on BB&T’s and SunTrust’s current expectations and assumptions regarding BB&T’s and SunTrust’s businesses, the economy, and other future conditions. Because forward-looking statements relate to future results and occurrences, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Many possible events or factors could affect BB&T’s or SunTrust’s future financial results and performance and could cause actual results or performance to differ materially from anticipated results or performance. Such risks and uncertainties include, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between BB&T and SunTrust, the outcome of any legal proceedings that may be instituted against BB&T or SunTrust, delays in completing the transaction, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where BB&T and SunTrust do business, the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, diversion of management’s attention from ongoing business operations and opportunities, potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction, the ability to complete the transaction and integration of BB&T and SunTrust successfully, and the dilution caused by BB&T’s issuance of additional shares of its capital stock in connection with the transaction. Except to the extent required by applicable law or regulation, each of BB&T and SunTrust disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. Further information regarding BB&T, SunTrust and factors which could affect the forward-looking statements contained herein can be found in BB&T’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and its other filings with the Securities and Exchange Commission (“SEC”), and in SunTrust’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and its other filings with the SEC.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger with SunTrust, BB&T has filed with the SEC a registration statement on Form S-4 to register the shares of BB&T’s capital stock to be issued in connection with the merger. The registration statement includes a joint proxy statement/prospectus which will be sent to the shareholders of BB&T and SunTrust seeking their approval of the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT BB&T, SUNTRUST, AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from BB&T at its website, www.bbt.com, or from SunTrust at its website, www.suntrust.com. Documents filed with the SEC by BB&T will be available free of charge by accessing BB&T’s website at http://bbt.com/ under the tab “About BB&T” and then under the heading “Investor Relations” or, alternatively, by directing a request by telephone or mail to BB&T Corporation, 200 West Second Street, Winston-Salem, North Carolina, (336) 733-3065, and documents filed with the SEC by SunTrust will be available free of charge by accessing SunTrust’s website at http://suntrust.com/ under the tab “Investor Relations,” and then under the heading “Financial Information” or, alternatively, by directing a request by telephone or mail to SunTrust Banks, Inc., 303 Peachtree Street, N.E., Atlanta, Georgia 30308, (877) 930-8971.

Participants in the Solicitation

BB&T, SunTrust and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of BB&T and SunTrust in connection with the proposed transaction under the rules of the SEC. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Additional information about BB&T, and its directors and executive officers, may be found in the definitive proxy statement of BB&T relating to its 2019 Annual Meeting of Shareholders filed with the SEC on March 19, 2019, and other documents filed by BB&T with the SEC. Additional information about SunTrust, and its directors and executive officers, may be found in the definitive proxy statement of SunTrust relating to its 2019 Annual Meeting of Shareholders filed with the SEC on March 8, 2019, and other documents filed by SunTrust with the SEC. These documents can be obtained free of charge from the sources described above.

# # #

Kelly King and Sharon Jeffries-Jones, BB&T

Federal Reserve Board and the Federal Deposit Insurance Corporation Joint Public Meeting

Thursday, April 25, 2019, Charlotte, N.C.

BB&T Chairman and CEO Kelly King

Good morning, I’m Kelly King, Chairman and Chief Executive Officer of BB&T. I am joined today by the proposed company’s management team and we thank you for the opportunity to share our story with you today.

The combination of BB&T and SunTrust is a true merger of equals, bringing together two strong mission- and purpose-driven companies who have proudly served our clients and communities for a combined 275 years. While both institutions are strong, we believe that together we can create tremendous value for everyone involved - our clients, associates, communities, and shareholders. And today, we want to particularly focus on why this merger will be good for our clients and communities.

The idea for this merger of equals began as a conversation between Bill and me about how quickly our world is changing. In today’s world, we all expect things to work simply and quickly, and for all of that to happen in the palm of your hand. Our clients’ definition of quality has clearly changed, and there is a tremendous opportunity to combine our distinctive personal touch and the right dynamic technology to create relationships of trust with our clients.

This merger of equals provides us with the additional scale we need to make the technological investments to provide the digital services our clients expect. We have pledged to invest an incremental $100 million annually into innovation and technology to create a digital client experience that is second-to-none. This will enable the combined company to better compete with the largest banks, therefore creating a more competitive and systemically stabilizing landscape. Our additional investments will also ensure we remain best-in-class in cybersecurity and other risk management systems, enabling us to continue to offer a safe and secure digital platform for our clients.

Following the merger, the combined company will continue to serve “Main Street America” – lending to local businesses, families and students. We empower our bankers to listen and truly understand the needs of their clients and communities, and then be responsive to those needs. Along with the expanded digital offerings I just mentioned, our clients will also have access to more branches and 24/7 service through online banking, mobile banking and apps, phone assistance and an expanded network of ATMs.

Clients will also benefit from the best of both companies when it comes to services and products. For example, BB&T now has the opportunity to combine our unique Community Banking model with the strength of SunTrust’s corporate banking and investment model. This allows us to serve everyone - from a “Mom and Pop” business to the largest corporate client. To the client, we can feel as small and as personal as you need us to be, but we can also serve virtually any financial need that you need help with.

The scale of this merger will also allow us to serve the communities in which we live and work in more ways than ever before.

For more than 147 years, our communities have been very good to us. And we believe giving back to them is an honor and a privilege. As a bank, we are merely a reflection of the financial strength and vibrancy of our communities, so it just makes good business sense to engage our communities through lending and banking services; financial support to and leadership roles in charitable organizations; and empowering our associates to volunteer for worthy causes.

One of the most meaningful aspects of this proposed merger of equals is the potential impact on community reinvestment, which we believe will be even further enhanced through this merger.

Sharon Jeffries-Jones, BB&T’s Director of Corporate Social Responsibility and Community Reinvestment activities, will speak in a few moments about our “Outstanding” Community Reinvestment Act rating from the FDIC, and our current engagement with many community groups. But before she shares, I would like to share just a few of the ways we’re making a positive difference in our communities, specifically related to early childhood literacy; leadership development; and diversity and inclusion.

First, we know something must be done to help more kids learn to read. While many of us take literacy for granted, we know that third graders who are not proficient in reading are four times more likely to drop out of high school. We also know the industrial jobs of yesterday are fading away, and more skills are needed in our workforce than ever before. Because literacy is critical to future success, we have recently committed to spend $6 million over the next three years in a partnership with EverFi, a leading education technology company. The goal is to create a digital game to help children in grades K-2 to build critical literacy skills, and we believe it has tremendous potential.

Regarding leadership, the BB&T Leadership Institute offers world-class proven development programs to raise a leader’s self-awareness and help them develop conscious leadership practices. Ninety-seven percent of the participants from our flagship program rank it as one of the most powerful and impactful experiences of their professional development. I can also speak to this personally – it transformed my ability to lead.

Since 2014, we have offered this high-quality program at no cost to school principals. Our future is sitting in today’s classrooms and few leaders in our community have a larger impact on our collective future than school principals. We currently partner with state-level organizations and school districts in four states with plans to expand to all states within our core bank footprint.

There is also much work to be done when it comes to the inequities that still exist in our communities. Bill and I can both assure you that the combined company will continue our commitment to serving all our communities fairly and equally when providing loans, investments and services. Everyone deserves to be treated with dignity and respect.

Year after year, BB&T has been highly rated by the Human Rights Campaign on the Corporate Equality Index. In 2017 and 2018, BB&T was recognized as one of the “Best Places to Work for LGBT Equality.” BB&T’s diverse supplier spending was $173 million in 2018, a 40% increase from the previous year. And we operate more than 600 Multicultural Banking Centers throughout our Community Banking footprint, all with teams that reflect the diversity of their neighborhoods.

Diversity and inclusion isn’t just the right thing to do; it is a strategic business imperative that creates more productive associates, a better understanding of the diverse client base we serve and ultimately better business results. We will continue to foster a diverse and inclusive culture and workforce and create opportunities for the organizations we support. We are proud of our diversity progress, but look forward to doing even better.

So why are we so passionate about serving our clients and communities? It all comes back to our culture. We believe it’s the single most important factor behind our long-term success. It’s also the most important foundational aspect of this merger of equals: our two companies are inspired, guided and driven by our mission and purpose.

By lighting the way to financial well-being – SunTrust’s purpose – we also achieve BB&T’s long-standing mission of making the world a better place to live. And our values such as honesty, teamwork, independent thinking and self-esteem help us create a workplace where our associates can learn, grow and be fulfilled in their work. We have always understood that our associates are BB&T’s most valuable assets.

What really gets us out of bed in the morning is thinking about ways to serve our clients and make a real difference in their lives, families and businesses. Both companies have a rich heritage of financially supporting local events, community groups and nonprofit organizations, and rolling up our sleeves to volunteer. That won’t change.

The proposal in front of you is not just about what BB&T and SunTrust have been individually; it’s about what the new combined company will be and the value it will bring to our clients and communities.

The ability to invest for the future is one of the primary factors driving this merger of equals. It’s about creating the kinds of products, services and experiences that not only meet the needs of our clients, but exceed their expectations. And it’s about increasing our scale and capabilities so we can serve our communities in an even deeper way.

To speak in more detail about these commitments, I am pleased to introduce Sharon Jeffries-Jones.

BB&T Director of Corporate Social Responsibility and Community Reinvestment Sharon Jeffries-Jones

Thank you, Kelly. Good morning and I appreciate the opportunity to speak with you today about the merits of this proposal. My responsibility with BB&T includes ensuring we are at the forefront of meeting the needs of our communities – not just in terms of the financial services we provide our clients, but also the investments we make in our associates and our communities.

As Kelly said, our mission is to make the world a better place, and this has become a driving factor behind the bank’s long history of community reinvestment. These principles have resulted in a number of investments and initiatives that serve to support our community partners.

Today, I want to share with you a small selection of the initiatives and programs we believe have made a tremendous impact in our communities.

BB&T has provided more than 27 billion dollars in affordable mortgage loans this decade. This total includes the bank’s proprietary Community Homeownership Incentive Program, known as CHIP, which does not require mortgage insurance. The bank also invested 2.7 billion dollars during this time to support the development of affordable housing. These investments in single- and multi-family housing allowed working class individuals and families to have access to safe and secure housing, which is critical for their success.

BB&T also understands small businesses are key economic drivers that promote neighborhood revitalization in communities across our country. In 2018, small businesses accounted for more than 47% of the nation’s private workforce and, BB&T made 103 thousand loans to true small businesses, putting more than 2.6 billion dollars into our local communities.

In addition, BB&T recognizes education is key to upward financial mobility. We partner with community organizations to share our ‘Bank on Your Success’ program, which was developed in-house to provide free financial knowledge to participants about basic banking, homeownership and budgeting. We recently introduced a new module - “Growing Your Business” - to help business owners navigate the banking system and to improve their business’ financial wellbeing. BB&T also utilizes other financial education programs, such as the FDIC’s Money Smart and the ABA’s Safe Banking for Seniors to engage the community and share knowledge.

We understand a solid foundation of financial knowledge from a young age forms the basis for financial decision-making into adulthood. Therefore, we work with students across our footprint to set them on a path for financial success and social responsibility. For example, in 2010, we partnered with EverFi to create our BB&T Financial Foundations program. Our annual investment in EverFi’s gaming software has provided free training to more than 700 thousand high school students.

I also want to highlight that our commitment to our communities extends well beyond client service. In addition to donating more than 34 million dollars in 2018 to support philanthropic organizations, we also emphasize the importance of our associates volunteering in their communities. Each year, BB&T’s 37,000 associates participate in our Lighthouse Project. They determine the greatest needs in their communities and choose a nonprofit partner. The corporation provides the funding, as well as the time away from work for our associates to support these projects in a hands-on fashion. In the Lighthouse Project’s ten years, our associates have contributed more than 640,000 hours of community service, and touched the lives of more than 16.5 million people.

We are proud of the impact we have made within our communities, and we believe that impact is why BB&T earned an “outstanding” CRA rating from the FDIC. Our initiatives and investments truly reflect the values of our company and the importance we place on strengthening our communities.

What we really want to emphasize today is the scale and strength of the new company isn’t just about serving our clients in a more dynamic way. It provides us a greater opportunity to further develop and expand community programs well beyond our current capabilities.

We have held six listening sessions in Winston-Salem, Atlanta, Baltimore, Philadelphia, Richmond and Fort Lauderdale. These sessions have been in partnership with the National Community Reinvestment Coalition. We heard communities’ concerns and recommendations related to the merger, and this information will be used to formulate our Community Benefits Plan. This plan will guide many of the reinvestment programs at the combined company, and Bill will speak more about that later. We consistently heard four key themes: the importance of affordable housing for families, financial sustainability for individuals and businesses, philanthropic support for communities, and diversity and inclusion at every level in our footprint.

Both BB&T and SunTrust bring significant programs and partnerships to the new company. Each is doing impactful work in their respective markets, but combined, we will be in an even stronger position to actively make the communities we serve better places to live.

Thank you so much for your time today. Now, I would like to turn it over to SunTrust Chairman and CEO Bill Rogers.

Cautionary Note Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, business plans and the future performance of BB&T and SunTrust. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects,” “could,” “may,” “should,” “will” or other similar words and expressions are intended to identify these forward-looking statements. These forward-looking statements are based on BB&T’s and SunTrust’s current expectations and assumptions regarding BB&T’s and SunTrust’s businesses, the economy, and other future conditions. Because forward-looking statements relate to future results and occurrences, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Many possible events or factors could affect BB&T’s or SunTrust’s future financial results and performance and could cause actual results or performance to differ materially from anticipated results or performance. Such risks and uncertainties include, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between BB&T and SunTrust, the outcome of any legal proceedings that may be instituted against BB&T or SunTrust, delays in completing the transaction, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where BB&T and SunTrust do business, the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, diversion of management’s attention from ongoing business operations and opportunities, potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction, the ability to complete the transaction and integration of BB&T and SunTrust successfully, and the dilution caused by BB&T’s issuance of additional shares of its capital stock in connection with the transaction. Except to the extent required by applicable law or regulation, each of BB&T and SunTrust disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. Further information regarding BB&T, SunTrust and factors which could affect the forward-looking statements contained herein can be found in BB&T’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and its other filings with the Securities and Exchange Commission (“SEC”), and in SunTrust’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and its other filings with the SEC.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger with SunTrust, BB&T has filed with the SEC a registration statement on Form S-4 to register the shares of BB&T’s capital stock to be issued in connection with the merger. The registration statement includes a joint proxy statement/prospectus which will be sent to the shareholders of BB&T and SunTrust seeking their approval of the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT BB&T, SUNTRUST, AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from BB&T at its website, www.bbt.com, or from SunTrust at its website, www.suntrust.com. Documents filed with the SEC by BB&T will be available free of charge by accessing BB&T’s website at http://bbt.com/ under the tab “About BB&T” and then under the heading “Investor Relations” or, alternatively, by directing a request by telephone or mail to BB&T Corporation, 200 West Second Street, Winston-Salem, North Carolina, (336) 733-3065, and documents filed with the SEC by SunTrust will be available free of charge by accessing SunTrust’s website at http://suntrust.com/ under the tab “Investor Relations,” and then under the heading “Financial Information” or, alternatively, by directing a request by telephone or mail to SunTrust Banks, Inc., 303 Peachtree Street, N.E., Atlanta, Georgia 30308, (877) 930-8971.

Participants in the Solicitation

BB&T, SunTrust and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of BB&T and SunTrust in connection with the proposed transaction under the rules of the SEC. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Additional information about BB&T, and its directors and executive officers, may be found in the definitive proxy statement of BB&T relating to its 2019 Annual Meeting of Shareholders filed with the SEC on March 19, 2019, and other documents filed by BB&T with the SEC. Additional information about SunTrust, and its directors and executive officers, may be found in the definitive proxy statement of SunTrust relating to its 2019 Annual Meeting of Shareholders filed with the SEC on March 8, 2019, and other documents filed by SunTrust with the SEC. These documents can be obtained free of charge from the sources described above.